Filed Pursuant to Rule 424(b)(3)

Registration No. 333-269346

PROSPECTUS SUPPLEMENT NO. 70

(to Prospectus dated February 7, 2024)

MSP RECOVERY, INC.

285,715 Shares of Class A Common Stock

This prospectus supplement no. 70 amends and supplements the prospectus dated February 7, 2024 (as supplemented or amended from time to time, the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (No. 333-269346). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on August 31, 2026 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relates to the offer and sale, from time to time, by the selling stockholders identified below, or their permitted transferees, of up to 285,715 shares of our Class A Common Stock, par value $0.0001 per share that we may issue and sell to YA II PN, Ltd., a Cayman Islands exempt limited partnership (“Yorkville” or the “Selling Securityholder”) fund managed by Yorkville Advisors Global, LP from time to time after the date of this prospectus, pursuant to the Standby Equity Purchase Agreement (the “Yorkville SEPA”) dated November 14, 2023, entered into with Yorkville. See the section entitled “Yorkville Facility” for a description of the Yorkville SEPA.

Yorkville Facility

The shares of our Class A Common Stock being offered by Yorkville have been and may be issued pursuant to the Yorkville SEPA. Under the Yorkville SEPA, the Company agreed to issue and sell to Yorkville, from time to time, and Yorkville agreed to purchase from the Company, up to $250 million of the Company’s Class A Common Stock. The Company shall not affect any sales under the Yorkville SEPA, and Yorkville shall not have any obligation to purchase shares of our Class A Common Stock under the Yorkville SEPA, to the extent that after giving effect to such purchase and sale: (i) Yorkville would beneficially own more than 9.99% of the Company’s Class A Common Stock at the time of such issuance (the “Ownership Limitation”), or (ii) the aggregate number of shares of Class A Common Stock issued under the Yorkville SEPA together with any shares of Common Stock issued in connection with any other related transactions that may be considered part of the same series of transactions, would exceed 158,295 shares of Class A Common Stock, which is 19.99% of the aggregate number of shares of outstanding voting Common Stock as of November 14, 2023 (the “Exchange Cap”). Effective January 8, 2025, the Exchange Cap was effectively lifted, allowing the Company to issue shares to Yorkville pursuant to the Yorkville SEPA and the Yorkville Convertible Notes in excess of the Exchange Cap. As a result of the Ownership Limitation, the Company may not have access to the full $250 million amount available under the Yorkville SEPA.

The shares of Class A Common Stock will be sold to Yorkville pursuant to the Yorkville SEPA at the election of the Company as specified in the Advance Notice and at a per share price equal to: (i) 98% of the Market Price (as defined below) for any period commencing on the receipt of the Advance Notice by Yorkville and ending on 4:00 p.m. New York City time on the applicable Advance notice date (the “Option 1 Pricing Period”), and (ii) 97% of the Market Price for any three consecutive trading days commencing on the Advance notice date (the “Option 2 Pricing Period,” and each of the Option 1 Pricing Period and the Option 2 Pricing Period, a “Pricing Period”). “Market Price” is defined as, for any Option 1 Pricing Period, the daily volume weighted average price (“VWAP”) of the Class A common stock on Nasdaq during the Option 1 Pricing Period, and for any Option 2 Pricing Period, the lowest daily VWAP of the Class A common stock on the Nasdaq during the Option 2 Pricing Period. In addition, provided that there is a balance outstanding under the Convertible Notes, shares of Class A Common Stock may also be sold to Yorkville pursuant to the Yorkville SEPA at the election of Yorkville, pursuant to a Yorkville Advance.

Yorkville Convertible Notes

In connection with the Yorkville SEPA, and subject to the conditions set forth therein, Yorkville agreed to advance to the Company in the form of convertible promissory notes (the “Convertible Notes”) an aggregate principal amount of $15.75 million. On November 14, 2023, we issued a Convertible Note to Yorkville in the principal amount of $5.0 million resulting in net proceeds to us of $4.73 million. On December 11, 2023, we issued a Convertible Note to Yorkville in the principal amount of $5.0 million, resulting in net proceeds to us of $4.75 million. On April 8, 2024, we issued a Convertible Note to Yorkville in the principal amount of $5.0 million, resulting in net proceeds to us of $4.75 million. The maturity date of these Convertible Notes is November 30, 2026 (as extended pursuant to the Yorkville Letter Agreement) and may be further extended at the discretion of Yorkville.

Pursuant to a Supplemental Agreement dated June 26, 2025, Yorkville agreed to advance to the Company, in the form of Convertible Notes, an additional $3.0 million subject to the terms and conditions set forth in the Yorkville SEPA. In connection thereto, on June 26, 2025, we issued a Convertible Note in the principal amount of $0.75 million, resulting in net proceeds to us of $0.70 million. On July 16, 2025, we issued a Convertible Note in the principal amount of $0.75 million, resulting in net proceeds to us of $0.70 million. On August 8, 2025, we issued a Convertible Note in the principal amount of $0.75 million, which Yorkville disbursed in two payments: (i) $0.36 million on August 8, 2025, and (ii) $0.36 million on August 15, 2025. On September 18, 2025, we issued a Convertible Note in the principal amount of $0.38 million, resulting in net proceeds to us of $0.36 million, and on September 29, 2025, we issued a Convertible Note in the principal amount of $0.38 million, resulting in net proceeds to us of $0.34 million. The maturity date of the Convertible Notes is March 31, 2027, which date may be extended at the discretion of Yorkville.

On October 10, 2025, in connection with the Yorkville SEPA, and subject to the terms and conditions set forth therein, the Company and Yorkville entered into a second Supplemental Agreement (the “Second Supplemental Agreement”), whereby Yorkville agreed to advance to the Company, in the form of Convertible Notes, additional funding of up to $3.0 million, from time to time in such amounts as the Company and Yorkville may mutually agree, and subject to the satisfaction of conditions precedent set forth in the Second Supplemental Agreement. Advances pursuant to the Second Supplemental Agreement are subject to a 10% original issue discount, and may be issued in increments such that the net principal increase incurred by such advance under the Second Supplemental Agreement to the aggregate principal amount of all Pre-Paid Advances then outstanding does not exceed $1.0 million.

Interest shall accrue on the outstanding balance of any Convertible Note at an annual rate equal to 5.0%, subject to an increase to 18.0% upon an event of default as described in the Convertible Notes, and is payable upon maturity or upon the occurrence of a Trigger Event. Yorkville may convert the Convertible Notes into shares of our Class A Common Stock at a conversion price equal to the lower of: (A)(i) with respect to the Convertible Note issued on April 8, 2024, $263.375 per share, (ii) with respect to the Convertible Note issued on June 26, 2025, $14.00 per share (iii) with respect to the Convertible Note issued on July 16, 2025, $14.00 per share, (iv) with respect to the Convertible Note issued on August 8, 2025, $14.00 per share, (v) with respect to the Convertible Note issued on September 18, 2025, $2.00 per share, and (vi) with respect to the Convertible Note issued on September 29, 2025, $2.00 per share; or (B) 95% of the lowest daily VWAP during the seven consecutive trading days immediately preceding the conversion (the “Conversion Price”), which in no event may the Conversion Price be lower than $0.50 (the “Floor Price”). Yorkville, at its discretion, and providing that there is a balance remaining outstanding under the Convertible Notes, may deliver a notice under the Yorkville SEPA requiring the issuance of shares of Class A Common Stock to Yorkville at a price per share equivalent to the Conversion Price as determined in accordance with the Convertible Notes; Yorkville, in its sole discretion, may select the amount of any such conversion, provided that the number of shares issued does not cause Yorkville to exceed: (i) the Ownership Limitation or (ii) the number of shares registered pursuant to this Registration Statement. Any amounts payable under a Convertible Note will be offset by such amount sold pursuant to a Yorkville Advance.

On April 8, 2024, the Company and Yorkville reached an agreement (the “Yorkville Letter Agreement”) to: (1) reduce the Floor Price from $224.00 to $175.00; (2) waive the first monthly payment due to the Floor Price Trigger, thereby curing the Floor Price Trigger; and (3) extend the maturity date of the Convertible Notes to September 30, 2025. In addition, the parties agreed that the third Convertible Note for $5.0 million would be issued on April 8, 2024. On April 12, 2024, Yorkville further agreed that, to the extent that it holds Class A Common Stock in such quantities that would prevent the Company from utilizing the Yorkville SEPA solely due to the Ownership Limitation, Yorkville commits to fund an additional advance in the principal amount of $13.0 million on the same terms and conditions as the previous advances pursuant to the Yorkville SEPA.

On May 2, 2024, the Company and Yorkville reached an agreement to reduce the Floor Price under the Yorkville SEPA from $175.00 to $87.50. On July 11, 2024, the daily VWAP for our Class A Common Stock had been below the Floor Price for ten consecutive trading days, resulting in a Floor Price Trigger. On July 12, 2024, Yorkville agreed to extend the due date for the first Monthly Payment, due as a result of a Floor Price Trigger, to September 11, 2024. On August 13, 2024, the Company and Yorkville reached an agreement to reduce the Floor Price under the Yorkville SEPA from $87.50 to $26.25, thereby curing the Floor Price Trigger pursuant to the terms of the Yorkville SEPA. On December 6, 2024, stockholders holding at least a majority of our outstanding voting capital stock, including our Class A Common Stock and Class V Common Stock, approved by written consent as required by Nasdaq Rule 5635(d), the issuance of shares of common stock of the Company in excess of the Exchange Cap set forth in the Yorkville SEPA. Effective January 8, 2025, the Exchange Cap was effectively lifted, allowing the Company to issue shares to Yorkville pursuant to the Yorkville SEPA and the Yorkville Convertible Notes in excess of the Exchange Cap. On January 24, 2025, the Company and Yorkville agreed that Monthly Payments resulting from a Floor Price Trigger would be due no sooner than April 30, 2025, and that the Company would initiate Advance Notices weekly to issue and sell shares remaining under an existing effective registration statement. On April 10, 2025, Yorkville further agreed to: (i) extend the due date for the first Monthly Payment to November 30, 2026, (ii) extend the maturity date of the Convertible Notes to November 30, 2026, and (iii) to waive Volume Threshold and Maximum Advance Amount limitations set forth in the Yorkville SEPA. On June 5, 2025, the Company and Yorkville reached an agreement to reduce the Floor Price under the Yorkville SEPA from $26.25 to $7.00. On August 5, 2025, the Floor Price was reduced from $7.00 to $3.50. On September 5, 2025, the Floor Price was reduced from $3.50 to $2.00. On September 15, 2025, the Floor Price was reduced from $2.00 to $1.60. On September 29, 2025, the Floor Price was reduced from $1.60 to $1.20. On October 10, 2025 the Floor Price was reduced from $1.20 to $1.00 per share. On October 28, 2025, the Floor Price was further reduced from $1.00 to $0.50.

On December 22, 2025, the Company’s Class A common stock ceased trading on the Nasdaq Capital Market and began trading on the OTC Venture market (“OTCQB”). Pursuant to Section 2(a)(iv) of the Notes, an Event of Default is deemed to occur if the Company’s common stock ceases to be quoted or listed for trading on any “Primary Market” for a period of 10 consecutive trading days (the “Primary Market Period”). The 10 consecutive trading-day Primary Market Period following the Nasdaq delisting concluded on January 6, 2026. On January 8, 2026, Yorkville delivered a letter to the Company memorializing Yorkville’s agreement to extend the Primary Market Period from 10 consecutive trading days to 90 calendar days, or through March 22, 2026, provided that the Company’s Class A common stock remains quoted for trading on the OTCQB during such period. This extension has the effect of deferring Yorkville’s enforcement of remedies arising solely from the Nasdaq delisting, subject to the satisfaction of the foregoing condition.

Yorkville is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended (the “Securities Act”), and any profits on the sales of shares of our Class A Common Stock by Yorkville, and any discounts, commissions, or concessions received by Yorkville, are deemed to be underwriting discounts and commissions under the Securities Act. Yorkville may offer and sell the securities covered by this prospectus from time to time. Yorkville may offer and sell the securities covered by this prospectus in a number of different ways and at varying prices. If any underwriters, dealers or agents are involved in the sale of any of the securities, their names and any applicable purchase price, fee, commission or discount arrangement between or among them will be set forth, or will be calculable from the information set forth, in any applicable prospectus supplement. See the sections of this prospectus titled “About this Prospectus” and “Plan of Distribution” for more information. No securities may be sold without delivery of this prospectus and any applicable prospectus supplement describing the method and terms of the offering of such securities.

The registration of securities covered by this prospectus does not mean that Yorkville will offer or sell any of the shares of our Class A Common Stock. Yorkville may offer, sell, or distribute all or a portion of their shares of Class A Common Stock publicly or through private transactions at prevailing market prices or at negotiated prices. We will not receive any proceeds from the sale of shares of Class A Common Stock by Yorkville pursuant to this prospectus. However, we expect to receive proceeds from sales of Class A Common Stock that we may elect to make to the Selling Securityholder pursuant to the Yorkville SEPA, if any, from time to time in our discretion. See “Committed Equity Financing” for a description of how the price we may sell shares of Class A Common Stock to the Selling Securityholder is calculated pursuant to the Yorkville SEPA. We provide more information about how the Selling Securityholder may sell or otherwise dispose of the shares of our Class A Common Stock in the section entitled “Plan of Distribution.”

Our Common Stock, Public Warrants and New Warrants are eligible for unsolicited quotations on the OTC Markets Group’s Expert Market under the symbols “MSPR,” “MSPRZ,” and “MSPRW,” respectively. Quotations for securities on the Expert Market are not publicly available, and our securities do not have an active public trading market. Accordingly, current closing prices for our Common Stock, Public Warrants, and New Warrants are not publicly available.

Effective at 11:59 PM EDT on September 1, 2025, the Company amended its Second Amended and Restated Certificate of Incorporation filed with the Secretary of State of the State of Delaware to effect a 1-for-7 reverse stock split of the Company’s common stock (the “Reverse Split”). Unless otherwise noted, the share and per share information in this prospectus supplement No. 70 have been adjusted to give effect to the Reverse Split.

Investing in our securities involves risks. Before you invest in our securities, please carefully read the information provided in the “Risk Factors” section beginning on page 9 of the Prospectus and any in any applicable prospectus supplement, and Item IA of our Annual Report on Form 10-K for the fiscal year ending December 31, 2024, filed with the SEC on April 16, 2025.

Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 31, 2026.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): August 14, 2026

MSP Recovery, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-39445	84-4117825
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

3525 NW 7th Street Miami, Florida	33125
(Address of principal executive offices)	(Zip Code)

(305) 614-2222

(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, $0.0001 par value per share	MSPR	OTC Market Group, Inc.

Redeemable warrants, each lot of 4,375 warrants exercisable for one share of Class A common stock at an exercise price of $50,312.50 per share	MSPRW	OTC Market Group, Inc.

Redeemable warrants, each lot of 4,375 warrants exercisable for one share of Class A common stock at an exercise price of $0.4375 per share	MSPRZ	OTC Market Group, Inc.

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement

Hazel Partners Holdings, LLC Fundings

On August 17, 2026, MSP Recovery, Inc. (the “Company”), through its subsidiaries, entered into a letter agreement with Hazel Partners Holdings LLC (“Hazel”), in its capacity as administrative agent and lender under the Company’s existing working capital credit facility (the “August 17, 2026 Letter Agreement”) to provide $0.03 million to be used primarily for operating expenses.

On August 26, 2026, the Company, through its subsidiaries, entered into a letter agreement with Hazel, in its capacity as administrative agent and lender under the Company’s existing working capital credit facility (the “August 26, 2026 Letter Agreement,” and collectively with the August 17, 2026 Letter Agreement, the “Hazel Letter Agreements”) to provide $0.03 million to be used primarily for operating expenses.

As previously disclosed in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2025 (the “Q3-2025 Form 10-Q”), the Company is party to a working capital credit facility with Hazel (the “Working Capital Credit Facility”), which includes a discretionary funding mechanism referred to as the Operational Collection Floor. Advances under the Operational Collection Floor are made solely at Hazel’s discretion, are not subject to any commitment or minimum availability, and are conditioned on the satisfaction or waiver of applicable conditions under the governing credit documentation. The Working Capital Credit Facility does not provide the Company with committed liquidity, does not establish a borrowing base, and does not obligate Hazel to fund any amounts.

As of the filing of the Q3-2025 Form 10-Q, the Company disclosed that aggregate advances under the Operational Collection Floor had reached approximately $6.0 million, and that no remaining funding capacity was available under the facility at that time.

Pursuant to the Hazel Letter Agreements, Hazel has agreed, in its sole discretion, to make two one-time advances of $0.03 million and $0.03 million (the “Advances”), respectively, to increase the Operational Collection Floor beyond the previously disclosed level. The advances were funded on August 18, 2026 and August 28, 2026, respectively, subject to the conditions set forth in the Hazel Letter Agreements and the underlying credit agreement, including the absence of any event of default or default at the time of funding.

The Advances are standalone accommodations, and do not reinstate, replenish, or otherwise reopen availability under the Working Capital Credit Facility or the Operational Collection Floor. Other than these specific advances, no additional funding is currently available to the Company under the Working Capital Credit Facility, and the Company has no rights to, and no reasonable basis to expect, any further advances thereunder. The Hazel Letter Agreements do not modify the discretionary nature of the facility, do not create any commitment for future funding, and do not provide the Company with access to ongoing or recurring liquidity.

The Company cautions that the receipt of the Advances should not be viewed as indicative of Hazel’s willingness to provide future funding, the availability of additional liquidity, or the Company’s ability to meet its operating or debt service obligations beyond the funding of this specific amount.

The foregoing description of the Hazel Letter Agreements does not purport to be complete and are qualified in their entirety by reference to the Hazel Letter Agreements, copies of which are filed as exhibits to this Current Report on Form 8-K.

VRM MSP Recovery Partners, LLC Advances

On August 14, 2026, the Company entered into a letter agreement (the “Third Addendum”) with VRM MSP Recovery Partners, LLC (“VRM”), pursuant to which VRM agreed to make available a one-time advance of recovery proceeds of $0.03 million. The Third Addendum serves as an addendum to the letter agreement dated July 8, 2026, and all terms contained therein remain in full force and effect unless otherwise specifically stated in the Third Addendum.

On August 27, 2026, the Company entered into a letter agreement (the “Fourth Addendum,” and with the Third Addendum, the “VRM Addenda”) with VRM, pursuant to which VRM agreed to make available a one-time advance of recovery proceeds of $0.03 million. The Fourth Addendum serves as an addendum to the letter agreement dated July 8, 2026, and all terms contained therein remain in full force and effect unless otherwise specifically stated in the Fourth Addendum.

The Third Addendum was funded on August 14, 2026 and the Fourth Addendum was funded August 28, 2026. The advances described in the VRM Addenda are one-time advances to be used only for operational expenses, and do not imply any obligation of VRM to provide any further advances. VRM reserved all rights under the applicable limited liability company agreement and related documents.

The foregoing descriptions of the VRM Addenda do not purport to be complete, and are qualified in their entirety by reference to the full text of the VRM Addenda, which are filed as exhibits to this Current Report on Form 8-K.

Item 2.03 Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant

To the extent required by Item 2.03 of Form 8-K, the information contained in Item 1.01 of this Current Report on Form 8-K is incorporated herein by reference.

Item 9.01. Financial Statements and Exhibits.

(d)	Exhibits

Exhibit Number	Description
10.1	Hazel Letter Agreement dated August 17, 2026
10.2	Hazel Letter Agreement dated August 26, 2026
10.3	Amendment No. 3 to Second Amended and Restated Credit Agreement dated October 2, 2024 (incorporated by reference to Exhibit 10.1 to the Form 8-K filed on October 7, 2024)
10.4	Virage Letter Agreement dated August 14, 2026
10.5	Virage Letter Agreement dated August 27, 2026
104	Cover Page Interactive File (the cover page tags are embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MSP Recovery, Inc.
Dated: August 31, 2026
	By:	/s/ Thomas Hawkins
	Name:	Thomas Hawkins
	Title:	Director and Member of the Special Committee

3